UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

SEC File Number: 000- 56198

Check One:	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form NSAR

For the period ended: December 31, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form NSAR

For the transition period ended: Not Applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Vivic Corp.

Former Name if Applicable: N/A

Address of Principal Executive Office:	187 E. Warm Spring Road
Las Vegas, Nevada 89119

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☒ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-QSB, or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Reasons for Delay

Vivic Corp. (the “Company”) is unable to timely file its Annual Report on Form 10-K for the year ended December 31, 2023, due to a delay in completing the financial statements required to be included therein, and the review procedures related thereto, which delay could not be eliminated by the Company without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company will file its Form 10-K no later than the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Shang-Chiai Kung	702	899-0818
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 for Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes ☒ No ☐

If answer is no, identify report(s): Not Applicable

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal years will be reflected by the earning statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Preliminary Financial Results for the Fiscal Year ended December 31, 2023

The Company currently anticipates that its results from continuing operations for the fiscal year ended December 31, 2023 (“Fiscal 2023”) will be consistent with its results from continuing operations reported for the fiscal year ended December 31, 2022 (“Fiscal 2022”) but that there will be significant changes in the line items for net revenues and operating expenses. More specifically, the Company anticipates that it will report net revenues of approximately $1,600,000 for Fiscal 2023 as compared to -0- for Fiscal 2022, that its cost of sales will be approximately $1,390,000 for Fiscal 2023 as compared to -0- for Fiscal 2022, that general and administrative expenses for Fiscal 2023 will be approximately $395,000 or $180,000 greater than its general and administrative expenses for Fiscal 2022, resulting in a loss from continuing operations of $183,110 for Fiscal 2023 as compared to $216,009 reported for Fiscal 2022. Further, as a result of increases in other expenses and income taxes, it will report a net loss from continuing operations of $241,000 for Fiscal 2023 comparable to the $226,283 reported for Fiscal 2022. In addition, because the Company will report a gain from discontinued operations, including a gain of $1,86,000 from the disposal of a subsidiary in Fiscal 2023 as compared to a loss from discontinued operations of $755,269 reported for Fiscal 2022, the Company anticipates reporting net income for 2023 of approximately $1,504,000 which, reduced by a foreign currency translation cost of $16,000, results in comprehensive income of $1,488,000 in Fiscal 2023 as compared to comprehensive loss of $953,675 reported for Fiscal 2022.

Forward-Looking Statements

 Certain matters discussed in this Notification are 'forward-looking statements' intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. In particular, the Company's statements regarding anticipated financial results, trends in the marketplace, future revenues, earnings, cost cutting measures, potential future results and acquisitions, are examples of such forward-looking statements. The forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the inherent discrepancy in actual results from estimates, projections and forecasts made by management, regulatory delays, and other factors, including general economic conditions, not within the Company's control. Other important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, the Company’s ability to file its Form 10-K within the fifteen-day extension permitted by the rules of the U.S. Securities and Exchange Commission. The factors discussed herein and expressed from time to time in the Company's filings with the Securities and Exchange Commission could cause actual results and developments to be materially different from those expressed in or implied by such statements. The forward-looking statements are made only as of the date of this notification and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Vivic Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 1, 2024

VIVIC CORP.

By:	/s/ Shang-Chiai Kung
Shang-Chiai Kung
Chief Executive Officer